1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 17, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT

THE TWENTY-SECOND MEETING OF THE SIXTH SESSION OF

THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	MEETING OF THE BOARD

Notice of the twenty-second meeting of the sixth session of the board (the “Board”) of directors of Yanzhou Coal Mining Company Limited (the “Company” or “Yanzhou Coal”) was dispatched on 13 June 2016 by way of written notices or e-mails. The meeting was held by way of voting by correspondence on 16 June 2016 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, administrative regulations, department rules, regulatory documents and the articles of association of the Company (the “Articles of Association”).

II.	PROPOSALS AT THE BOARD MEETING

1.	To approve the “Proposal in relation to Duanxin Investment Holding (Beijing) Co., Ltd. investing and establishing the limited partnership funds by way of promotion”

(For: 11; Against: 0; Abstain: 0)

To approve that Duanxin Investment Holding (Beijing) Co., Ltd. (“Duanxin Investment”), acting as a general partner, invests not more than RMB2.5 billion and raises limited partners from external institutions to establish by way of promotion the limited partnership funds of which the total scale is less than RMB12 billion.

At the time of specifically establishing each of the limited partnership funds, the Company shall complete necessary approval procedures and fulfill its disclosure obligations in compliance with the domestic and foreign supervisory and regulatory rules.

2.	To approve the “Proposal in relation to the increase in investment in Duanxin Investment Holding (Beijing) Co., Ltd.”

(For: 11; Against: 0; Abstain: 0)

To approve that Yanzhou Coal increases investments of not more than RMB2.5 billion in the registered capital of Duanxin Investment Holding (Beijing) Co., Ltd.

3.	To approve the “Proposal in relation to participating in the establishment of mutual life insurance head office by way of promotion”

(For: 11; Against: 0; Abstain: 0)

(1)	To approve that Yanzhou Coal, acting as a substantial promotion member, loans self-owned fund of not more than RMB60 million to participate in establishing Jingxi Life Mutual Insurance Head Office( the temporary name which will be subject to the review and approval by Industrial and Commercial Bureau, the “Insurance Head Office”) by way of promotion. The Insurance Head Office has an initial operation capital of RMB200 million among which the investment by Yanzhou Coal shall not exceed 30%. Yanzhou Coal undertakes that it will not withdraw the loaned initial operation capital before the aggregate of surplus reserves and undistributed profit exceeds the amount of the initial operation capital of Insurance Head Office.

(2)	To authorize that the management of the Company consults with underlying promoters to conduct and execute documents relating to the establishment of Insurance Head Office including the investors agreement, the articles of association as well as carry out the work of applications and preparations for Insurance Head Office according to relevant laws and regulations, the investors agreement, as well as the articles of association.

The establishment by way of promotion of Insurance Head Office by Yanzhou Coal and other investors will be subject to the approval of China Insurance Regulatory Commission. The Company shall fulfill its disclosure obligations in compliance with the domestic and foreign supervisory and regulatory rules.

4.	To approve the “Proposal in relation to participating in the establishment of a securities investment fund management company by way of promotion”

(For: 11; Against: 0; Abstain: 0)

(1)	To approve that Yanzhou Coal invests not more than RMB60 million and participates in establishing Zhongjiao Longcheng Fund Management Co., Ltd. (the temporary name which will be subject to the review and approval by the Industrial and Commercial Bureau, the “Longcheng Fund”) by way of promotion.

The proposed registered capital of Longcheng Fund is RMB200 million, of which China Communications Construction Company Limited will contribute RMB98 million, representing 49% of the registered capital of Longcheng Fund; Yanzhou Coal will contribute RMB60 million, representing 30% of the registered capital of Longcheng Fund and Xuzhou Construction Machinery Group Co., Ltd. will contribute RMB42 million, representing 21% of the registered capital of Longcheng Fund.

(2)	To approve that the management of the Company consults with underlying promoters to conclude and execute documents relating to the establishment of Longcheng Fund including the investors agreement and the articles of association as well as carry out the work of applications and preparations for Longcheng Fund according to relevant laws and regulations, the investors agreement as well as the articles of association.

The establishment of Longcheng Fund by Yanzhou Coal and other investors by way of promotion will be subject to the approval of China Securities Regulatory Commission (the “CSRC”). The Company shall fulfill its disclosure obligations in compliance with the domestic and foreign supervisory and regulatory rules.

5.	To approve the “Proposal in relation to participating in the establishment of a financial leasing company limited by way of promotion”

(For: 11; Against: 0; Abstain: 0)

(1)	To approve that Yanzhou Coal invests not more than RMB750 million and participates in establishing CRRC Financial Leasing Co., Ltd. (the temporary name which will be subject to the review and approval by Industrial and Commercial Bureau, the “CRRC Financial Leasing”) by way of promotion, in which Yanzhou Coal will hold no more than 25% of the total shares.

The proposed registered capital of CRRC Financial Leasing is RMB3 billion, of which CRRC Corporation Limited will contribute RMB1.23 billion, representing 41% of the registered capital of CRRC Financial Leasing; CRRC Group will contribute RMB270 million, representing 9% of the registered capital of CRRC Financial Leasing; Yanzhou Coal will contribute RMB750 million, representing 25% of the registered capital of CRRC Financial Leasing; China National Energy Storage Chemical Group Co., Ltd. will contribute RMB450 million, representing 15% of the registered capital of CRRC Financial Leasing; Tianjin Trust Co., Ltd. will contribute RMB300 million, representing 10% of the registered capital of CRRC Financial Leasing. The business scope of CRCC Financial Leasing mainly contains: financial leasing, transfer and receive of the financial leasing assets, fixed-income securities investments, acceptance of rental deposits from lessee, absorbing deposits with a fixed term of more than 3 months of non-bank shareholders, inner-bank borrowing, borrowing from financial institutions, offshore borrowing, sale and deposition of the leasing products, economical consulting and so on (the final business scope will be subject to the approval of China Banking Regulatory Commission and be in accordance with the business scope registered in the Industrial and Commercial Bureau).

(2)	To approve that the management of the Company consults with underlying promoters of CRRC Financial Leasing to conclude and execute documents relating to the establishment of CRRC Financial Leasing including the investors agreement, the articles of association as well as carry out the work of applications and preparations for CRRC Financial Leasing according to relevant laws and regulations, investors agreement as well as the articles of association.

The establishment by way of promotion of CRRC Financial Leasing by Yanzhou Coal and other investors will be subject to the approval of China Banking Regulatory Commission. The Company shall fulfill its disclosure obligations in compliance with the domestic and foreign supervisory and regulatory rules.

6.	To approve the “Proposal in relation to the company being in compliance with the requirements of non-public issuance of shares” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

The Company is in compliance with the requirements under the existing relevant laws and regulations and meets the substantive conditions required by the existing relevant laws and regulations regarding to the non-public issuance of shares.

7.	To approve the “Proposal in relation to method of non-public issuance of the shares towards specific investors” and to submit the same to the 2016 First Extraordinary General Meeting, the 2016 Second A Shareholders Class Meeting and the 2016 Second H Shareholders Class Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

To approve the following the Company’s method of non-public issuance of the Shares towards specific investors:

(1)	Class and nominal value of shares to be issued

The shares of the Company to be issued are domestically listed RMB ordinary shares(A shares). The nominal value per share is RMB1.00.

(2)	Method and time of issuance

This issuance adopts the way of non-public issuance towards target subscribers and shall be implemented at a appropriate time within six months from the date of obtaining the approval from China Securities Regulatory Commission.

(3)	Issue price and pricing principle

The price determination date is the releasing date of this announcement regarding the resolutions passed at this Board meeting. The issue price of the issued shares will be not less than 90% of the average trading price per share for 20 trading days before the price determination date (the calculating formula is as follows: the total trading turnover of the shares for 20 trading days before the price determination date divides by the total trading volume of the shares during 20 trading days before the price determination date equals the average trading price per share for 20 trading days before the price determination date.).

The low-end of issue price will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the price determination date to the date of issue of such issued shares. After the necessary approvals for this issuance from the CSRC have been obtained and in accordance with the provisions of the relevant laws and regulations and the requirements from other regulatory authorities, the actual issue price will be determined by the Board pursuant to the authorization granted by the shareholders of the Company in consultation with the sponsor (lead underwriter) and having regard to the market consultation at the time of issuance.

(4)	Number of shares to be issued

The Company proposes to issue not more than 538,000,000 shares (inclusive) at this issuance. The number of shares to be issued will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the price determination date to the date of issue of such shares. Within the above mentioned scope, the actual number of shares to be issued will be determined by the Board pursuant to the authorization granted by the shareholders of the Company and in consultation with the sponsor (lead underwriter) and having regard to the market conditions at the time of issuance.

(5)	Use of Proceeds

The amount of gross proceeds of this issuance is expected to be not more than RMB6,000,000,000. The Company intends to use such proceeds (after deducting the issuance expenses) for the following purposes:

Intended use of proceeds		Total amount of capital required (RMB)	Proposed amount of Proceeds to be applied (RMB)
1	Acquisition of 52% equity interests in Jiutai Energy Inner Mongolia Co., Ltd.	1,840,240,000	1,800,000,000
2	Increasing the registered capital of Zhongyin Financial Leasing Co., Ltd.	5,000,000,000	2,400,000,000
3	Repayment of bank loans	—	1,800,000,000

Total		—	6,000,000,000

The net proceeds will not exceed the total amount of capital required by the projects. In the event that the actual amount of proceeds is less than the total amount of proceeds proposed to be applied to the projects set out above, the Company will use self-raised funds to fund the shortfall. Under the circumstance the availability of proceeds is inconsistent with implementation schedule of the projects, the Company may first fund the projects by other capital according to actual situations, which capital shall be exchanged with the proceeds when they are available in compliance with requirements and procedures as prescribed by relevant laws and regulations.

(6)	Lock-up period

The subscribers who subscribe for the shares issued by this issuance shall not dispose of any of such shares within a period of 12 months from the date of completion of issue of such shares (the “Lock-up Period”). The Company will apply for listing of and permission to deal in the shares under this issuance on the Shanghai Stock Exchange after the expiration of the Lock-up Period.

(7)	Arrangement relating to the accumulated undistributed profits

Upon completion of this issuance, holders of the newly issued shares, together with all existing shareholders of the Company will be entitled to all undistributed profits of the Company prior to the completion of this issuance.

(8)	Validity of resolutions of this issuance

The resolution regarding this issuance of shares will be valid for 12 months following the approval of the issuance of shares at the 2016 First Extraordinary General Meeting.

(9)	Place of listing

The shares to be issued under this issuance will be listed and traded on the Shanghai Stock Exchange upon expiration of the Lock-up Period.

(10)	Method of subscription

All shares to be issued under this issuance shall be subscribed for in cash.

8.	To approve the “Proposal in relation to the feasibility analysis report of implementing the use of proceeds of the non-public issuance of rmb ordinary shares of the Company” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

For details, please refer to the announcement in relation to the feasibility analysis report of implementing the use of proceeds of the non-public issuance of RMB ordinary shares of the Company dated 16 June 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company.

9.	To approve the “Proposal in relation to proposal of non-public issuance of the a shares of the Company” and to submit the same to the 2016 First Extraordinary General Meeting, the 2016 Second A Shareholders Class Meeting and the 2016 Second H Shareholders Class Meeting of the Company for consideration and approval”

(For: 11; Against: 0; Abstain: 0)

For details, please refer to the announcement in relation to proposal of non-public issuance of the A shares of the Company dated 16 June 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

10.	To approve the “Proposal in relation to submission to the 2016 First Extraordinary General Meeting of the Company to authorize the Board to deal with matters relating to the non-public issuance of shares at its full discretion” and to submit to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

To submit to the 2016 First Extraordinary General Meeting to authorize the Board to deal with matters relating to this non-public issuance of the shares at the Board’s full discretion, including without limitation:

(1)	To formulate and implement specific plans of this non-public issuance of the shares, including the time of issuance, the number of shares to be issued, the date of commencement and end of issuance and the issue price pursuant to laws, regulations and any other regulatory documents and the Articles of Association and subject to the requirements of securities regulatory authorities and the actual circumstance of the Company;

(2)	To determine and engage intermediaries such as sponsor, and to amend, supplement, sign, submit, report and execute every agreement and document related to this non-public issuance of the shares, including but not limited to underwriting and sponsor agreements and the equity transfer agreement related to the use of proceeds projects;

(3)	To publish the notices of the 2016 First Extraordinary General Meeting and the 2016 second A shareholders class meeting and 2016 second H shareholders class meeting of the Company as appropriate and to make, amend and submit the application materials of this non-public issuance of the shares subject to requirements of securities regulatory authorities;

(4)	To deal with the lock-up and listing procedures of this non-public issuance of the shares on the Shanghai Stock Exchange after the completion of this non-public issuance of the shares;

(5)	To amend corresponding articles of the Articles of Association regarding share capitals changes resulted from this non-public issuance of shares, authorize to handle the increase in the registered capital of the Company and deal with the registration of changes with the relevant administration for the Industrial and Commercial Bureau according to the result of this issuance;

(6)	To adjust specific plans of the use of proceeds projects within the scope of relevant resolutions as approved at the 2016 First Extraordinary General Meeting and subject to the requirements of relevant management authorities and the actual circumstance of the securities market;

(7)	To propose at the 2016 First Extraordinary General Meeting of the Company to authorize the Board to adjust the specific plans of this non-public issuance of the shares in the event that there is any change of the requirements of regulatory authorities or the regulations, policies or market conditions related to this non-public issuance of the shares, except for matters which must be re-voted by shareholders of the Company at the general meeting according to relevant laws, administrative regulations, the Articles of Association and the requirements of regulatory authorities;

(8)	To deal with other matters related to this non-public issuance of the shares; and

(9)	The authorization will be effective for a period of 12 months commencing from the date on which it is approved at the 2016 First Extraordinary General Meeting.

11.	To Approve “Proposal in relation to dilution of immediate return and return recovery measures upon the non-public issuance of shares of the Company” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

For details, please refer to the announcement in relation to dilution of immediate return and return recovery measures upon the non-public issuance of shares of the Company dated 16 June 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

12.	To Approve “Proposals in relation to certain commitments by the controlling shareholders, directors and senior management of the Company relating to recovery of immediate return” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval”

(For: 11; Against: 0; Abstain: 0)

To submit the following to the general meeting of the Company for approval:

(1)	The controlling shareholders of the Company have made the following commitments regarding recovery of immediate return:

(i)	To commit not to intervene the operation and management activities of the Company or unlawfully occupy the Company’s interests.

(ii)	To commit to make supplemental commitments according to the latest regulations of the CSRC if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

(2)	The Directors and senior management of the Company have made the following commitments regarding recovery of immediate return:

(i)	To commit not to transfer benefits to other entities or individuals with no payment or under unfair terms and shall not damage the Company’s interests in any other ways.

(ii)	To commit to constrain the duty-related consumption behavior.

(iii)	To commit not to use the Company’s assets for investments and consumption activities unrelated to the performance of my duties.

(iv)	To commit that remuneration system formulated by the Board or the remuneration committee is in line with implementation of the return recovery measures of the Company.

(v)	To commit to support the vesting conditions of share incentive formulated by the Company to be in line with implementation of the return recovery measures of the Company if the Company is to make such share incentive plan in the future.

(vi)	To commit to actually perform the return recovery measures formulated by the Company as well as any commitment made by them for such return recovery measures. If failing to perform the commitment and causing losses to the Company or the investors, the Directors and senior management will be liable for indemnifying the Company or the investors for their losses.

(vii)	To commit to make supplemental commitments according to the latest regulations of the CSRC if such new regulations regarding return recovery measures and the commitments introduced by the CSRC cause the above commitments unable to satisfy the regulatory requirements from the day of making this commitment until the completion of the non-public issuance.

13.	To Approve “Proposal in relation to the shareholder return plan in the next three years(2016-2018)” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

For details, please refer to the announcement in relation to the shareholder return plan in the next three years(2016-2018) dated 16 June 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

14.	To Approve “Proposal in relation to amendments of the Working Scheme of the Secretary of the Board”

(For: 11; Against: 0; Abstain: 0)

15.	To Approve “Proposal in relation to amendments of Articles of Association of the Company” and to submit the same to the 2016 First Extraordinary General Meeting of the Company for consideration and approval

(For: 11; Against: 0; Abstain: 0)

For details, please refer to the announcement in relation to amendments of articles of association of the Company dated 16 June 2016. The above announcement was also posted on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai.

16.	To Approve the convening of 2016 First Extraordinary General Meeting, 2016 Second Class Meeting of Holders of A Shares and 2016 Second Class Meeting of Holders of H Shares of the Company

(For: 11; Against: 0; Abstain: 0)

Any one of the Directors is hereby authorized to confirm the specific arrangements in connection with the shareholder meetings according to the progress of work, including but not limited to the convening time and location, sending and receiving the notices of the general meetings and relevant circulars.

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng City, Shandong Province, the PRC

16 June 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC